EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE SIX MONTHS ENDED JUNE 30, 2010 and 2009
(Dollars in thousands)

	June 30,		June 30,
	2010		2009
	(Unaudited)
Earnings:
Net Income	$47,827		$439,882
Add:
Provision for income taxes	27,919		239,417
Fixed charges	747,263		717,427
Less:
Capitalized interest	(3,080)		(7,216)

Earnings as adjusted (A)	$819,929		$1,389,510

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$207		$2,560
Ratio of income before provision for income taxes to net income	158%		154%

Preferred dividend factor on pretax basis	327		3,942

Fixed Charges:
Interest expense	742,574		708,607
Capitalized interest	3,080		7,216
Interest factors of rents	1,609		1,604

Fixed charges as adjusted (B)	747,263		717,427

Fixed charges and preferred stock dividends (C)	$747,590		$721,369

Ratio of earnings to fixed charges ((A) divided by (B))	1.10	x	1.94	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	1.10	x	1.93	x